Ameritas Life Insurance Corp.

MINIMUM PREMIUM RIDER

This rider is made a part of the policy and is based on the application and payment of the premium. This rider is subject to the terms and provisions of the policy and this rider. If there is a conflict between the terms of the policy and the terms of this rider, the rider language controls. This rider may not be cancelled and will terminate when the policy to which it is attached terminates or the maturity date.

Subject to the terms and conditions stated below, this rider changes the minimum initial premium requirement to the amount shown on your rider schedule. Additional premium requirements provided in the policy are unaffected by this rider.

RIDER CHARGE. Beginning with the policy date, each month a rider charge will be assessed based on the accumulation value at that time and the charge shown on your rider schedule. The rider charge will be deducted pro-rata from the fixed account and subaccounts. When your rider is issued, the current charge applies. After the first policy year, we reserve the right to change the current charge at any time; however, your charge will never exceed the maximum charge.  If the rider charge rate increases, we will notify you at least 30 days prior to the policy anniversary.

WAIVER OF CHARGES. On each policy anniversary, we will compare your accumulation value to the waiver threshold stated on your rider schedule. In the event your accumulation value exceeds the waiver threshold, we will waive charges for this rider. Once waived, the charges for this rider will be waived for all subsequent policy years.

AMERITAS LIFE INSURANCE CORP.

[	SPECIMEN	SPECIMEN	]
President		Secretary

ICC15 MPR 8-15